

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 4, 2020

Carlo Brovero
Chief Executive Officer
StorEn Technologies Inc.
25 Health Sciences Drive
Stony Brook, NY 11790

> **Re: StorEn Technologies Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 24, 2020**
> **File No. 024-11240**

Dear Mr. Brovero:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2020 letter.

Form 1-A/A

Summary, page 4

1.   We note your response to prior comment 1. Please include appropriate risk factor that highlights the indemnification provision and include a statement in your offering circular that discusses the indemnification provision and that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

General

2.   We have read your responses to comments 3 and 5 in our July 14, 2020 letter. We note

that the audit report date has been updated to July 24, 2020; however, it does not appear that your auditors amended their consent to acknowledge the change. Please amend your filing to provide an updated consent.

3.   We note that you intend to accept credit card payments for your shares. Please consider including risk factor disclosure regarding investing with a credit card. Please refer to SEC's Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing